July 2, 2018

Attn: Loan Lauren P. Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:       Plantation Corp.

Registration Statement on Form S-1

Filed April 30, 2018

File No. 333-224534

Ladies and Gentlemen:

Plantation Corp. (the “Plantation Corp.” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 25, 2018, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	As there is no minimum amount of shares that must be sold by the company, please revise the offering table to disclose the amount of offering proceeds the company could receive if it sold 25%, 50%, 75% and 100% of the securities it is offering.

Response: We have revised as instructed.

2.	You disclose that FreshTec received 11,650,347 shares of Epic Wyoming's common stock for consenting to the assignment of its modified atmosphere packaging technology. We note on page F-14 that you issued 11,044,335 founder shares in exchange for acquiring the license agreement for atmosphere packaging technology. Please clarify whether these were the same transactions. If not, tell us how you valued the license from FreshTec.

Response: These were the same transactions, and we have added disclosure to explain the discrepancy.

3.	Please disclose the business or other reasons the company combined a payphone business with a proposed cannabis packaging business. Discuss whether you intend to continue the payphone business.

Response: We have revised as instructed.

4.	We note that Mr. Adrian Bray is your CFO, Secretary and Director and also an officer and director of FreshTec, Inc. Therefore, please identify FreshTec as a related party throughout the filing.

Response: We have revised as instructed.

5.	Please provide a risk factor that discusses the company’s prior history of being delinquent in filing its required periodic reports and the resulting revocation of the registration of the company's securities by the SEC on December 10, 2015.

Response: We have revised as instructed.

6.	Please revise all the risk factors under this subheading so that it is clear that you do not own any patents and only have the rights to license your technology from a related party that owns the patents. Therefore, you will not be obtaining, maintaining or enforcing any patents to the technology, but will be relying on FreshTec to do so.

Response: We have revised as instructed, although we note that the Company may pursue additional patents based on the technology in the future.

7.	Please clarify that it is Mr. Robert McGuire, Sr. who has applied for trademarks and not the company. We refer to your disclosure regarding trademarks on page 29.

Response: We have revised as instructed, although we note that the Company may pursue additional trademarks in the future.

8.	Please add a risk factor that discusses the challenges the company may face in selling the 8 million shares it is offering at a fixed price of $1.00 when there is a concurrent offering by selling stockholders who may sell their shares at market or other prices that may be lower than $1.00 once the shares are quoted for trading on the OTC Markets.

Response: We had already included a risk factor regarding us being less likely to sell all of the Primary Offering shares because the Selling Shareholders are also selling their shares, and we have therefore added the requested additional disclosure to that risk factor.

9.	You state at the top of page 27 that the "marijuana industry is evolving from its previously illegal status" to a more regulated and taxed business. Please clarify here and throughout your registration statement that the marijuana industry remains illegal in many jurisdictions, including at the federal level.

Response: We have revised as instructed.

10.	Please file as an exhibit the distribution agreement with Sugarmade Inc.

Response: We have done so.

11.	We note that you do not have any real or personal property other than your product prototypes. Please clarify in your business description how you will manufacture and store your products as well as house your planned new equipment and personnel.

Response: We have revised as instructed.

12.	We note your disclosure that you are not subject to the regulatory regimes being imposed upon businesses involved with the legal supply of marijuana. Please reconcile this disclosure with your disclosure under the risk factor "We are subject to government regulation which will increase operating costs" on page 7 that, "[t]he Company’s business is subject to various federal, state, and local laws affecting businesses in general and specifically to federal and state and local laws and regulations as they affect packaging for cannabis."

Response: We have revised as instructed.

13.	It is unclear whether there are material regulations relating to the glass, plastic and other materials with which you and your partners will need to comply. Please discuss any material regulations and the jurisdictions that will likely regulate your or your partners' businesses.

Response: We have revised as instructed.

14.	Please disclose the tenures of Mr. Robert McGuire Sr. and Mr. Andrian Bray as officers and directors of the company. Also disclose when they were involved in the various business activities listed in their biographies.

Response: We have revised as instructed.

15.	Please provide the beneficial ownership of your management as a group. Please also provide beneficial ownership percentages following the offering.

Response: We have revised as instructed.

16.	We note that your chief executive officer will be selling shares on behalf of the company in its self-underwritten offering. We also note that your chief executive officer will be participating in the selling shareholders offering. Please discuss how your chief executive officer will determine whether to sell shares on behalf of the company or his own account when presented with a selling opportunity.

Response: Our Chief Executive Officer, Robert McGuire Sr., is not participating the selling shareholders offering. His son, Robert McGuire Jr., is. For clarity, we have revised several references to “Robert McGuire” to include “Sr.” to differentiate between Mr. McGuire and his son.

17.	Please expand your disclosure to discuss the likelihood that your shares will be approved for quotation on the OTCQB in light of the eligibility requirements.

Response: We have revised as instructed.

18.	You disclose that, in connection with the merger of the company, Epic Wyoming and Plantation Delaware, the company issued 45,000,262 shares, including 40,834,488 shares to shareholders of Epic Wyoming in exchange for their shares in Epic Wyoming and 1,665,512 shares to shareholders of Plantation Delaware in exchange for their shares in Plantation Delaware. Please provide your analysis of the exemption from registration and facts you relied upon in the offer and sales of the company's shares to the Epic Wyoming and Plantation Delaware shareholders. We note your disclosure on page 17 that you now have 316 shareholders of record.

Response: The issuance of the merger shares was exempt from registration pursuant to the Rule 506(b) safe harbor promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Sections 3(a)(9) and 4(a)(2) of the Securities Act. We believed that at the time of the merger, all of the shareholders of Epic Wyoming and all of the shareholders of Plantation Delaware were accredited. Additionally, there was no public offering of the merger shares, the merger shares were issued solely in exchange for shares of the constituent entities to the merger, and the Company unconditionally assumed the obligations of the constituent entities to the merger in the merger. The shareholders receiving the merger shares paid no additional consideration to the Company for the merger share issuances, the offer of the merger shares was only to existing shareholders of the constituent entities to the merger, and no remuneration was paid for soliciting the exchange.

19.	You disclose that the merger transaction was accounted for as an acquisition by related party entities because Plantation Corp. and Epic Events Corp. were and continue to be managed and controlled by Plantation Lifecare Developers, Inc. In your response please provide a schedule identifying each significant shareholder and the percentage voting ownership in each of the entities prior to and after the merger transaction. Also expand your disclosure to discuss:
•	the relationships between Plantation Lifecare Developers, Inc. and Epic Events Corp., and who controlled the entities prior to the transaction.
•	how Plantation Corp. and Epic Events Corp. were controlled by Plantation Lifecare Developers after the transactions. We note that Plantation Corp. is the surviving corporation.

Response: We have included below significant shareholder schedules for each entity before and after the merger. In addition, we have included a breakdown of the management and board of directors of each entity before and after the merger.

Epic Events Corp. (Wyoming)
> 5% Shareholders Pre-Merger
Name	Shares	Percentage
FreshTec, Inc.	11,044,335	25.49%
Joseph C. Passalaqua	2,500,000	5.77%
Katherine Zuniga	5,822,167	13.44%
Sheila McGuire	11,108,900	25.64%
Total Shares of Common Stock Outstanding	43,334,488	70.33%

Plantation Lifecare Developers, Inc. (Delaware)
> 5% Shareholders Pre-Merger
Name	Shares	Percentage
John F. Passalaqua	315,488	8.90%
Joseph J. Passalaqua	315,488	8.90%
Joseph C. Passalaqua	1,877,923	52.99%
Total Shares of Common Stock Outstanding	3,543,697	70.80%

Plantation Corp. (Wyoming)
> 5% Shareholders Pre-Merger
Name	Shares	Percentage
Plantation Lifecare Developers, Inc.	1,000	100.00%
Total Shares of Common Stock Outstanding	1,000	100.00%

Plantation Corp. (Wyoming)
> 5% Shareholders Post-Merger
Name	Shares	Percentage
FreshTec, Inc.	11,044,335	24.54%
Joseph C. Passalaqua	2,500,000	5.56%
Katherine Zuniga	5,822,167	12.94%
Sheila McGuire	11,108,900	24.69%

Total Shares of Common Stock Outstanding	45,000,262	67.72%

Management and Board Members Pre-Merger:	Management and Board Members of Plantation Corp. Post-Merger:

Plantation Lifecare Developers, Inc.	Plantation Corp.
Management:	Management:
Robert McGuire (President)	Robert McGuire (CEO & President)
Joseph C. Passalaqua (Secretary)	Joseph C. Passalaqua (EVP)
BOD:	Adrian Bray (CFO & Secretary)
Robert McGuire	BOD:
Joseph C. Passalaqua	Robert McGuire
Joseph C. Passalaqua
Epic Events Corp.	Adrian Bray
Management:
Robert McGuire (President, Secretary & Treasurer)
BOD:
Robert McGuire

Plantation Corp.
Management:
Robert McGuire (CEO & President)
Joseph C. Passalaqua (Secretary)
BOD:
Robert McGuire
Joseph C. Passalaqua

Epic Events Corp. was majority-owned by Adrian Bray and Robert McGuire Sr., and was managed by Robert McGuire Sr. prior to the merger. Plantation Lifecare Developers, Inc. was majority-owned by Joseph C. Passalaqua, and was managed by Robert McGuire Sr. and Joseph C. Passalaqua prior to the merger. Plantation Corp. was a wholly owned subsidiary of Plantation Lifecare Developers, Inc. Since members of the management of Plantation Lifecare Developers controlled Plantation Corp., and with Mr. Bray, controlled Epic Events Corp. prior to the merger, we had previously stated that both Plantation Corp. and Epic Events Corp. were controlled by Plantation Lifecare Developers, Inc. We have now revised Note 4 to our financial statements to clarify that these entities are controlled by related parties, and to state that the merger was accounted for as an acquisition by related parties and that Plantation Corp., Epic Events Corp., and Plantation Lifecare Developers, Inc. had similar members of management and their Boards of Directors.

20.	You disclose that "the accompanying combined financial statements as of and for the fiscal year ended December 31, 2016 and 2017 present the combined financial position and results of operations of the Company and Trade Leasing, Inc." Please clarify the nature of your relationship with Trading Leasing Inc.

Response: The reference to Trade Leasing, Inc. was a typographical error, which we have corrected.

Thank you for your assistance and review.

Sincerely,

Plantation Corp.

/s/ Robert McGuire Sr.

Robert McGuire Sr.

Chief Executive Officer